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Craft Beer
MODESTMAN BREWING

NANO-BREWERY

100 Main Street
Keene, NH 03431
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Early Investor Bonus: The investment multiple is increased to 1.65× for the next $50,000 invested.
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THE PITCH
MODESTMAN BREWING is seeking investment to open a second tasting room, Modestman East, on the seacoast of New Hampshire! The dollars we raise here will go towards the equipment needed for our production facility.
Adding A Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

MODESTMAN BREWING is offering perks to investors. You earn perks based on your total investment amount in this business.

MODESTMAN MERCH AWARD Invest $500 or more to qualify. 50 of 50 remaining

The First 50 Investors will receive a "Thank you" in the form of merch: Hoodie, tees, glassware and more!

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OUR MISSION

Modestman Brewing is the brain-child of Ash Sheehan, owner/operator. With a curated team of the finest Master Brewers and professional tasting room staff, the brewery continues to grow over the united belief that brewing beer and the communal experience of shared pints, must be intentional and reflective of where our passions lie. Ultimately, we lead the business with reverence and respect to the industry and most importantly, our customers who share our beer.

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ABOUT THE BEER

What intrigues Modestman, almost as much as what beer is being brewed currently, is the nuanced personalities and intensities behind the product. Modestman's master brewers have a deep understanding of traditional beer styles. We source only the finest ingredients possible for our beers. The high quality and attention to detail make way for exceptional world-class beer.

Modestman aims to put New Hampshire on the map for superior New England style beers with the goal to elevate the classic American brewpub, showcasing a deep respect for the beer and intentionality to the culture it celebrates!
"WE WORK WITHIN THE TRENDS OF THE INDUSTRY WITHOUT COMPROMISING OUR IDENTITY AND INTEGRITY."- Ash Sheehan
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BUSINESS MODEL

In the shifting landscape of the craft beer world, Modestman has continued to believe in the triple threat theory- the highest quality beer possible, fresh and modern branding and excellent, memorable customer service. We have proven the model to be more than successful in our flagship location thus far, and are taking the next steps in our multiple tap room expansion plan.

In 2021, our tasting room sales for cans and in-house beer consumption were over $1 million dollars. This was achieved in under 600 BBL of production. On-site consumption and in-house can sales provide significant higher margins than distribution.
Expansion to the New Hampshire seacoast projects over 1,200 BBL in tasting room sales in year 1. Distribution will be used thoughtfully and exclusively for brand awareness and marketing purposes.
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INTENDED USE OF FUNDS

Modestman is an established and well-respected brand in the New Hampshire brewing industry. We focus on producing the highest quality and freshest beer possible. Modestman Keene has a thriving tasting room and beer program in the western part of the state, its time to share that experience with the seacoast of New Hampshire! This round of crowd funding will allow the brewery to obtain the equipment possible to satisfy the demands of Modestman East.

(6) 15 BBL Fermentation Vessels & (4) 15 BBL BRITE Tanks
Glycol Chiller & COOL Fit Piping
Construction/Plumbing for Expansion of Production Facility
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5,300 sq. ft.
Floor Space
6,900 sq. ft.
Floor Space
13 people
Employees
2019
Founded
7,600 people
Social Media Followers
$113,000
Average Monthly Revenue
$299,000
Projected Monthly Revenue
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PRESS
Hop Culture: 6 Best Breweries in NH

Untappd Profile

Best of NH 2021 Readers' Poll Winners - New Hampshire Magazine

Best Brewery Monadnock Region

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THE TEAM
ASH SHEEHAN
OWNER
ETHAN FREELAND
HEAD OF BREWING OPERATIONS
BRIE MAYNARD
HEAD of CREATIVE
TOMMY D
TASTING ROOM MANAGER
JACOB PAINE
BREWER
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Data Room
Intended Use of Funds

Target Raise

Maximum Raise

Equipment: Fermentor Vessels (10) and Glycol/chiller/plumbing $130,000

Renovation: drains, walls, paint $20,000

Operating Capital $10,740

Mainvest Compensation $10,260

Total $171,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $3,509,200 $3,860,120 $4,130,328 $4,336,844 $4,466,949

Cost of Goods Sold $1,189,600 $1,308,560 $1,400,159 $1,470,166 $1,514,270

Gross Profit $2,319,600 $2,551,560 $2,730,169 $2,866,678 $2,952,679

EXPENSES

Rent $252,000 $257,227 $263,507 $270,944 $277,542

Utilities $96,000 $97,690 $98,037 $99,612 $100,227

Salaries $488,000 $536,800 $570,960 $599,508 $617,478

Insurance $23,900 $12,300 $12,607 $12,922 $13,245

Equipment Lease $58,000 $66,625 $68,290 $69,997 $71,746

Repairs & Maintenance $24,000 $24,600 $25,215 $25,845 $26,491

Legal & Professional Fees $12,000 $12,300 $12,607 $12,922 $13,245

Advertising $60,000 $61,500 $63,037 $64,612 $66,227

Operating Profit $1,305,700 $1,482,518 $1,615,909 $1,710,316 $1,766,478

This information is provided by MODESTMAN BREWING. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $171,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends April 29th, 2022

Summary of Terms

Legal Business Name MODESTMAN, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.65×

Investment Multiple 1.5×

Business's Revenue Share 2.2%-3.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2027

Financial Condition

Historical milestones

MODESTMAN BREWING has been operating since 11/1/2019 and has since achieved the following milestones:

Opened location in Keene NH.

Achieved revenue of 632K in 2020, which then grew to 1,355,839.21 in 2021.

Had Cost of Goods Sold (COGS) of 217k in 2020 and COGS were then 411K in 2021.

Achieved profit of 48k in 2020, which then grew to 144k in 2021.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of MODESTMAN BREWING to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

MODESTMAN BREWING operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. MODESTMAN BREWING competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from MODESTMAN BREWING's core business or the inability to compete successfully against the with other competitors could negatively affect MODESTMAN BREWING's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in MODESTMAN BREWING's management or vote on and/or influence any managerial decisions regarding MODESTMAN BREWING. Furthermore, if the founders or other key personnel of MODESTMAN BREWING were to leave MODESTMAN BREWING or become unable to work, MODESTMAN BREWING (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which MODESTMAN BREWING and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, MODESTMAN BREWING is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

MODESTMAN BREWING might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If MODESTMAN BREWING is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt MODESTMAN BREWING

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect MODESTMAN BREWING's financial performance or ability to continue to operate. In the event MODESTMAN BREWING ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither MODESTMAN BREWING nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

MODESTMAN BREWING will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and MODESTMAN BREWING is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although MODESTMAN BREWING will carry some insurance, MODESTMAN BREWING may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, MODESTMAN BREWING could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect MODESTMAN BREWING's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of MODESTMAN BREWING's management will coincide: you both want MODESTMAN BREWING to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want MODESTMAN BREWING to act conservative to make sure they are best equipped to repay the Note obligations, while MODESTMAN BREWING might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If MODESTMAN BREWING needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with MODESTMAN BREWING or management), which is responsible for monitoring MODESTMAN BREWING's compliance with the law. MODESTMAN BREWING will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if MODESTMAN BREWING is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if MODESTMAN BREWING fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of MODESTMAN BREWING, and the revenue of MODESTMAN BREWING can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of MODESTMAN BREWING to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by MODESTMAN BREWING. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
MODESTMAN BREWING isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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